Exhibit 2

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Publicly-held company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Extraordinary General Shareholders’ Meeting
Call Notice

“Telesp and Vivo are Brazilian companies.  Information distributed in connection with the proposed share merger and the related shareholder vote is subject to Brazilian disclosure requirements that are different from those of the United States.
 Any financial statements and financial information included herein is prepared in accordance with Brazilian accounting standards that may not be comparable to the financial statements or financial information of United States companies.It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the share merger, since the companies are located in Brazil and substantially all of their officers and directors are residents of Brazil.  You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws.  Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the companies may purchase shares of the companies otherwise than under the share merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.”

The shareholders are hereby summoned to attend the Extraordinary General Shareholders’ Meeting, to be held on April 27, 2011 at 11a.m., at Company’s headquarters, Rua Martiniano de Carvalho, 851 – [Theatre], Bela Vista, in the City of São Paulo, State of São Paulo, in order to resolve, considering the Material Facts announced on December 27th, 2010 and March 25, 2011 (“Notices of Material Facts”), to resolve about the following agenda:

(a) to acknowledge and confirm the appointment made by the Company’s and Vivo Participações S.A.’s (“Vivo Part.”) managers of the independent company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under no. 51.163.748/0001-23: (i) to prepare the valuation of the net equity of the Company and of Vivo Part. at market price, in order to comply with article 264 of the Law no. 6.404/76; and (ii) to evaluate the Vivo Part.’s shares, in order to determine the capital increase of the Company.

(b) to acknowledge and confirm the appointment made by the Company’s managers of the independent company Banco Santander (Brasil) S.A., enrolled with CNPJ/MF under no. 90.400.888/0001-42 (“Financial Advisor”), to evaluate the net equity of Vivo Part. And of the Company in order to support work of the Special Independent Committee formed in the Company in order to determine  exchange  ratio of the shares as established in the Opinion Guide no. 35/08 issued by the CVM;

(c) to analyze and resolve about the appraisal report referred in item (a) and in the report mentioned on item (b) above;

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Publicly-held company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Extraordinary General Shareholders’ Meeting
Call Notice

(d) to resolve about the exchange ratio of the shares of Vivo Part. for new shares of the Company to be issued;

(e)           analyze and resolve about the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of Vivo  Part. and of the Company, in connection with the merger of the shares of Vivo Part. into the Company for the conversion of Vivo Part. into a wholly-owned subsidiary of the Company, as described in the Notices of Material Facts;

(f)           to resolve about the merger of shares of Vivo Part. by the Company, with the conversion of Vivo Part. into a wholly-owned subsidiary of the Company and resulting capital increase and amendment to the article 5th of the  its By Laws.

INSTRUÇÕES GERAIS:

(i) In order to confer effectiveness and celerity upon the activities of the General Meeting, as established in the 2nd paragraph of article 12 of the Articles of Incorporation, the powers of attorney granted by the shareholders of the Company for the representation at the meeting shall be deposited at the Company’s headquarters, located at Rua Martiniano de Carvalho, nº 851, 14th floor, São Paulo - SP (in the Corporate Legal Management; phone 3549-7428, e 3549-7423), on business days, from Mondays to Fridays, from 9 a.m. to18 p.m., up to 11 a.m. of April 25, 2011. Such powers of attorney shall establish the relevant powers and be attached to authenticated copies of the articles of incorporation and corporate acts which prove the representation of legal entities shareholders, as well as registration card and CPF of the legal representatives, being mandatory to the investments funds to also present authenticated copy of its relevant document of regulation. The documents subscribed abroad shall be translated to Portuguese and registered before the Registry of Documents and Deeds.

(ii) The shareholders who participate of Fungible Custody of Nominative Shares of Stock Exchange shall present the extract proving their status as shareholders, provided by the relevant custody agency from April 25, 2011, and including such date.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP
Publicly-held company
CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Extraordinary General Shareholders’ Meeting
Call Notice

 (iii) The documents related to the agenda of the general meeting are available to the shareholders in Company’s headquarters, as well as in the websites of Brazilian Securities Commission (www.cvm.gov.br), BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and Company (www.telefonica.com.br).

Warning according to the rules of U.S. Securities and Exchange Commission (SEC): This Call Notice is only a piece of information distributed by the Company to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meetings and this is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

São Paulo, March 25, 2011.

__________________________________
Antônio Carlos Valente da Silva
Chairman of the Board